Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen restructures following wind-down of PATHWAY

Brisbane, Australia. 4 September 2008. Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) today announced that with the wind-down of the PATHWAY phase 3 clinical trial substantially complete 7.5 FTE positions have been made redundant, or 25% of the workforce excluding the PharmaSynth manufacturing business.

The majority of the redundancies have been made in administration, corporate and manufacturing regulatory affairs. These positions are no longer required to support ongoing activities.

In addition, Prof John Zalcberg has tendered his resignation as a non-executive Director of the Company.

“Prof Zalcberg has served as a director for over 13 years. His expertise as a leading oncology clinician has been invaluable to the Board and the entire Company and he has made a very significant contribution to Progen and we acknowledge that contribution” said Chairman Dr Mal Eutick.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: lintonb@progen-pharma.com	Media: Kirsten Bruce, Principal Viva! Communications Pty Ltd T: +61 2 9884 9011 E: kirstenbruce@vivacommunications.com.au

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.